Exhibit 99.3

Ribbon Communications

Investor Update Call

November 14, 2019 9:00 AM ET

Presenters

Monica Gould, Investor Relations

Daryl Raiford, Chief Financial Officer

John McCready, Chief Strategy Officer

Q&A Participants

Paul Silverstein, Cowen

Fahad Najam, Cowen and Co.

Mike Latimore, Northland Capital Markets

Matthew Galinko, National Securities Corporation

Operator

Greetings, and welcome to Ribbon Communication’s call to discuss the ECI acquisition. At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press star zero on your telephone keypad. As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Monica Gould, Investor Relations for Ribbon Communications. Please go ahead.

Monica Gould

Good morning, everyone. I’m Monica Gould, Investor Relations for Ribbon Communications. And I’m joined today by Daryl Raiford, Ribbon’s Chief Financial Officer, and John McCready, Ribbon’s Chief Strategy Officer. Earlier today, Ribbon issued a press release announcing our agreement to acquire ECI Telecom Group Limited. You may obtain a copy of this press release and the slide presentation that we will be referring to on today’s call at our website, ribboncommunications.com. This call is being webcast live, and a replay will be available on the Investor Relations section of our website.

As shown on slide two, please note that during this call, we will be making a number of forward-looking statements regarding the proposed acquisition. Such forward-looking statements are based on the current belief and expectations of Ribbon, as well as ECI, and are subject to business, economic, and competitive uncertainties and contingencies, many of which are difficult to predict. Actual events or financial results may differ materially from the forward-looking statements described in this call due to a number of risks and uncertainties detailed in the documents filed or furnished by Ribbon with the SEC. A discussion of these and other factors that may affect our future results is contained in our most recent Form 10-Q filed with the SEC on October 31st, 2019, and in our press release, both of which are available on our IR website.

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While the company may elect to update these forward-looking statements, it specifically disclaims any obligation to do so. Any forward-looking statements should not be relied upon as representing the company’s estimates or views as of any date subsequent to today. Before I turn the call over to John to describe the proposed transaction, I would like to turn the call over to Daryl.

Daryl Raiford

Thank you, Monica, and good morning, everyone. In a moment, John will go through the details of our proposed acquisition of ECI Telecom. But first, I would like to thank Fritz Hobbs, Ribbon’s former President and Chief Executive Officer, for all of his efforts this past year, in successfully integrating Sonus and Genband, and navigating the transformational merger towards ECI Telecom. Fritz has led the company through an amazing transformation, dramatically improving the company’s profitability, and driving us towards new markets. The board, other members of the executive team, and I, sincerely thank him, and recognize him for all of his hard work and accomplishments over the past two years.

At this point, the board has appointed Steven Bruny, Executive Vice President of Global Sales and Service, and Kevin Riley, Executive Vice President and Chief Technology Officer, as interim Co-President and Chief Executive Officers. Both will jointly assume Fritz’s responsibilities while the company conducts a search for a new CEO for Ribbon. Now, with that, I’d like to turn the call over to John, to discuss the exciting details of the proposed combination with ECI. John?

John McCready

Thank you, Daryl. Good morning, everyone, and thank you very much for joining us on the call today. The combination of Ribbon and ECI will create a leading communications networking company in the converged telecom and datacom markets, leveraging Ribbon’s software expertise and ECI’s end-to-end transport solutions with truly global scale. The combined company will be uniquely positioned around the most powerful growth drivers in the communication sector, including 5G, network virtualization, security, and analytics.

By combining Ribbon’s preeminent role in session border controllers, media gateways, void switching, and network edge orchestration with ECI’s leadership position in optical transport and packet networking, we believe our core addressable market will increase significantly from three billion to 39 billion. Moreover, the combined company will have the opportunity to introduce ECI products to key North American and Japanese markets, where we have deep and long-standing customer relationships.

This proposed acquisition is consistent with our four-pillar strategy. Namely, with ECI, we are aligning with a focused market leader, to benefit from the convergence of telecom and datacom. We will be broadening our solution offering with the addition of leading optical and packet network transport to our portfolio. We will accelerate our ongoing expansion into adjacent markets by acquiring a strong footprint in key verticals, including enterprise, utilities, government, defense, and security, across Europe, Asia, and the United States, and we will increase our scale. Upon closing, we believe Ribbon will be one of the largest U.S.-based vendors of mission-critical communication technologies, with almost 900 million in revenue, and customers in more than 400 countries—pardon me, countries in 140 countries, and over 4,000 employees.

This is a great transaction in many ways. First, ECI brings leading technology that serves common markets with complementary customer solutions. Second, we anticipate that the transaction will increase Ribbon’s core addressable market by approximately 36 billion, meaningfully enhancing our growth profile through ECI’s participation in its expanding markets, including 5G. Third, we expect to jumpstart ECI’s entry into the large, profitable North American and Japanese markets.

Lastly, we believe this will be a very attractive financial transaction, positioning the company for profitable growth. Ribbon and ECI each have a long history of delivering mission-critical technology to solutions and customers around the globe. We are of similar size and scale, and offer complementary communication technology. Our proposed combination is anticipated to create a technology leader that will position us to accelerate development of future technology that our increasingly sophisticated customers require.

For some of you who might be unfamiliar with ECI, let me provide a brief overview of the company. ECI is a leading player, delivering complete, end-to-end mission-critical, metro-to-core optical and packet solutions. The company is based in Israel, has a total addressable market of 36 billion across optical, packet, and SDN, NFV, and is one of only a handful of pure play packet and optical companies in the consolidated sector. ECI is expected to bring over 300 customers, and has a track record of successfully penetrating new markets, and establishing long-term customer relationships. In addition to tier one carrier customers, ECI has robust relationships with utilities, government, defense, and security customers across Europe and Asia.

Ribbon and ECI serve common markets with complementary solutions, and already share several core capabilities. Both companies provide optimized performance in physical and virtual demands, security, service assurance, analytics, automation, orchestration, SDN, and standard space solutions. As an established U.S.-based market leader, Ribbon intends to leverage long-standing relationships as a trusted partner for mission-critical communications to service providers and enterprises across U.S., Canada, and Japan. ECI’s products are ready to sell in these countries now. The proposed combination will substantially broaden our offering to our customers, while providing access to new customers and markets across Europe and Asia, which we expect will become robust new channels for our growth drivers in cloud communications and analytics.

As our customers consolidate, they are looking for strategic suppliers that can provide a wide array of innovative solutions. With the proposed addition of ECI, our expanded product portfolio is anticipated to position us well to grow revenue and gain share with key customers.

Over time, we expect to further leverage our joint capabilities. Ribbon and ECI bring together two management teams with decades of experience delivering solutions in a growing, complex communication market. Now, I’d like to turn the call back to Daryl to review the financial details of the transaction.

Daryl Raiford

Thank you, John, and thank you for that. Let me go through some of the highlights of the proposed transaction. As noted in the press release issued this morning, Ribbon intends to acquire ECI for $324 million in net cash, and 32.5 million newly-issued shares of Ribbon common stock in a transaction valued at $460, based on the closing price of our common stock of $4.10 on November 12th, 2019. The transaction, which has been unanimously approved by Ribbon’s board, is subject to Ribbon’s stockholder approval, customary closing conditions, and regulatory approvals, and is expected to close in the first quarter of 2020.

Given our complementary product lines and lack of overlap, we believe that we will be able to obtain requisite regulatory approvals in a timely manner. The combined company is expected to benefit from increased scale, and the potential to accelerate top line growth. We believe the transaction will increase Ribbon’s core TAM from three billion to 39 billion as John said. The proposed combination will also create the potential for significant cross-selling opportunities, where we plan to introduce ECI products into the key markets in North America and Japan. Given the expanded scale of the proposed combined company, we believe that we will have greater purchasing power. We expect some rationalization of overlapping support functions, a reduction in IT cost, and in overall general and administrative expenses. Together, we will be able to build a stronger business for the long-term.

Going forward, with anticipated combined revenues of over $900 million, the combined company should generate approximately $120 million of pro forma annualized EBITDA. We expect to achieve in excess of $10 million in net cost synergies. We have committed capital for a new, underwritten, 400-million-dollar, five-year term loan facility to finance the transaction, while concurrently retiring Ribbon’s existing credit facility, and a committed 100-million-dollar revolving credit facility for working capital purposes that is projected to be undrawn at close. At close, including pro forma net cost synergies, leverage under the term loan is expected to be 2.7 times combined adjusted EBITDA.

In summary, we believe this is a transformational acquisition. For customers, the proposed combination of these two companies will create an innovation leader in delivering mission-critical communication technologies. It will align Ribbon with our customer’s key strategy pillars around 5G and SDN, and position Ribbon as a natural partner for our customer’s whose needs are becoming increasingly complex. Ribbon will continue to have the skills, technologies, and product capabilities to deliver innovative and cost-effective solutions. We will also have a significantly expanded global presence.

In summary, we believe this acquisition will, one, align Ribbon with a focused market leader for conversion core telecom and datacom technologies. Two, broaden our portfolio with optical transport and packet networking leveraged to 5G and LTE. Three, further deepen and expand Ribbon into enterprise verticals including utilities, government, defense, and security across Europe and Asia. And as I said earlier, four, improve Ribbon’s scale as a diversified, U.S.-based supplier of communications technologies with pro forma combined revenue greater than $900 million, customers in more than 140 countries, and over 4,000 employees worldwide.

And all of this, while driving long-term shareholder value for our investors, where we believe there is significant opportunity for our investors to benefit from a deal that offers near-term financial upside, as well as longer term benefits from expanding markets. It also offers a stronger financial base from which to grow, invest, and position Ribbon for long-term success. Now with that, we’d like—John and I would be happy to take your questions.

Operator

Thank you. At this time, we will be conducting a question and answer session. If you would like to ask a question, please press star one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star two if you’d like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. Our first question today comes from Paul Silverstein of Cowen. Please go ahead.

Paul Silverstein

I appreciate you all taking the question. I apologize, I missed the beginning of the call, but did y’all say what the gross margin and operating margins are for ECI?

Daryl Raiford

No, sir, we did not.

Paul Silverstein

Could you say what they are? I think it’s important, don’t you?

Daryl Raiford

We will be—Paul, we’re going to be putting that into our proxy here very shortly, and so, I’d defer to that. It will be on file just as soon as we can get it on file.

Paul Silverstein

Daryl, is there any reason why you can’t share it with us now?

Daryl Raiford

No—there is no reason. I honestly don’t have it right in front of me, Paul, so I don’t want to be misquoted.

Paul Silverstein

Okay. So you don’t know what it is. It’s not that you’re willing to share it with us, you just don’t know what it is.

Daryl Raiford

We can call you later and go over it. Also, we should point you to also ECI is on file in a UK registration statement, in a transaction from 2018—

Paul Silverstein

—I am aware of that, and I’m looking through that registration as we speak. I was hoping you would shortcut it for me.

Daryl Raiford

Okay, there you go.

Paul Silverstein

Alright. I will pass it on. Thank you.

Daryl Raiford

Other question, Paul?

Operator

The next question is from Fahad Najam of Cowen and Company. Please go ahead. Fahad, your line is live.

Fahad Najam

Hi, thank you for taking my question. Paul pretty much asked the question that I had, on gross margin and operating margin. But if you can bear with me, it’s been a rough earning cycle. So I’m still trying to put my head together around the combined value that this transaction brings. And if I may just push the argument that I still don’t see an overlap between a SBC vendor and a packet optical vendor coming together. Respectively, I don’t think that much synergies, other than you may have some combined customers. So what is the end value proposition that you will bring to a customer? Help us understand what this transaction does for Ribbon’s customers.

Daryl Raiford

So first of all, I think what’s important to focus on is that for Ribbon, and Ribbon’s investors, this brings a significant opportunity. This is a large growing market, much bigger TAM than we were able to address before, and the market’s guaranteed to grow. We believe that it is synergistic in front of the customers on both sides, by the way, Ribbon’s former portfolio to ECI’s customers, and ECIs portfolio to Ribbon’s customers. And the reason is that there’s a lot more to serving a customer than simply delivering the technology. That’s important, but we have a great track record at Ribbon, and ECI does with their customers as well, of support, post-sales service, etcetera.

There’s also an evolution in our market, as you know, towards more and more software. The networking side was moving to SDN, and that’s an area where we’ve done a lot of work with our products, have a lot of expertise. So we do think that the fundamental technology layer, and just in terms of how we serve our customers, there’s a significant synergy here. I think it’s important to note that today, ECI has limited business in U.S., Canada, and Japan, which are the three strongest markets for Ribbon.

Fahad Najam

Right. My question was the value proposition for the customers, then we can talk about the value proposition for the investors. And so, if I could maybe take it at a different speed, and try to answer the question I had. Is it like—do you think that the value opportunity is that since you’ve done a lot of work in SDN, you bring a significant amount of controller orchestration technology to ECI’s platform, thus kind of providing ECI’s customers with a software-defined orchestration solution that it currently doesn’t have? Is this the right way to think about it?

Daryl Raiford

So there’ll be an element of that, I mean, if you’re looking specifically for how things play together, we also have our investments in analytics at Ribbon, so both organic/inorganic investments, and we had been aiming towards 5G, service assurance, network performance, etcetera, etcetera. So that’s an area that was a gap for ECI.

So certainly in terms of providing end-to-end solutions going into 5G, thinking about specifically, taking together the Ribbon technology is now strengthened by the fact that we’re going to have a networking solution and a lot more of the network that is under our coverage. And then the other side, from an ECI perspective, we’re going to have more advanced analytics solutions to bring to market. So if you’re thinking specifically about how to plug in the products together.

Fahad Najam

Got it. And what are, if any synergies and opportunities to drive some synergies, apart from more value-added sales through your customers, is there any significant overlap in SG&A, R&D? And just overall help us understand what the model would look like, whether it’s from a pro forma operating margin or pro forma gross margin perspective?

Daryl Raiford

So in the investment deck that we published, I believe we showed a modest cost synergy goal, so there is a little bit of overlap in G&A and R&D. There’s very limited portfolio overlap, a little bit, but the biggest saving is going to be around G&A. This is much more a story about combining to accelerate growth for both customers—or both companies.

Fahad Najam

I appreciate the answer. I’ll reserve my other questions on the call back. Thank you.

Operator

The next question is from Mike Latimore of Northland Capital Markets. Please go ahead.

Mike Latimore

Great. Yeah, thanks. Just on the ECI product mix, just in the slides it looks like about three quarters of their revenue is in packet optical? Just wanted to clarify that, and then is the SDN/NFV area, is that kind of more of a pure software sale, and is that growing?

Daryl Raiford

So the slides I think are referring to the product revenue only, so the balance of the revenue would be services, and then they do have some older products and access and so on that are not a focus anymore but still there.

Mike Latimore

Okay.

Daryl Raiford

And then, the second question around SDN/NFV, those are emergent products for ECI, so it’s not a significant part of revenue today.

Mike Latimore

Okay. And is this largely a hardware sale, software sale, solution sale?

Daryl Raiford

Largely a solution sale, so it’s more hardware content than Ribbon had before, but there is software content, and obviously the solution’s important. Over time—

Mike Latimore

—Does ECI—

Daryl Raiford

—Sorry, Mike. I was just going to say, over time, especially the networking part with SDN, it’s going to evolve to more and more software.

Mike Latimore

Right, right. Does ECI have any 10% customers?

Daryl Raiford

Yes, they do. They do have certain Indian customers that are over 10%.

Mike Latimore

Okay, got it. And then, you know, it looks like the company, ECI, was growing nicely in ‘18, and I guess just given the revenue for the nine months of ‘19, it looks like ‘19 should be another kind of solid growth year, is that a fair interpretation?

Daryl Raiford

Nineteen is forecasted, in our view, at least, they’re trailing 12 through nine months, to be a little bit less than ‘18, you can see that in our deck, and they are affected to by some of the stock conditions that we spoke about. The telecom market in general with the service providers worldwide has been somewhat softer in 2019, in our belief, and in our experience, versus 2018, I think since that’s echoed by many other vendors in this space as well.

Mike Latimore

Got it. And then does this change your focus at all on candy, or no chance—that your candy initiative?

Daryl Raiford

No chance, we’re not thinking about any other changes to our portfolio today.

Mike Latimore

Okay. Thank you.

Operator

As a reminder, if you would like to ask a question, please press star, then one, on your touch tone telephone. Our next question is from Paul Silverstein of Cowen. Please go ahead.

Paul Silverstein

You know, Daryl, my apologies, I’ll take the questions offline.

Daryl Raiford

Okay. Okay, thanks, Paul.

Paul Silverstein

Thank you.

Operator

The next question is from Matthew Galinko of National Securities. Please go ahead.

Matthew Galinko

Hi, good morning. Thanks for taking my question. Can you talk about what’s in the other bucket of revenue, from the acquired company? Is that sort of a downward trajectory, is there pressure on that product group? How should we think about that?

John McCready

So the other product group is primarily some access products that ECI had in the past. It’s not a focus for the company, so you wouldn’t expect it to grow. We—

Daryl Raiford

—Yeah, I think—hey, Matt, this is Daryl. I think that we help you, in terms of page eight of the deck, where we explain the packet optical product revenue and its growth over, especially say 2016-2017, 2018. The difference then—ECI grew over those periods as well in total. The difference would be some lessening sales of the legacy products in access. So you can see the strong offset of the recently introduced and growing products, albeit, then, some top line growth, and then the delta would be those access products.

Matthew Galinko

Got it. Alright, thank you.

Operator

There are no additional questions at this time. I’d like to turn the call back over to Daryl Raiford for closing remarks.

Daryl Raiford

Well thank you, everyone, for joining the call on such short notice. The company is—Ribbon is very excited to partner with ECI in what we believe to be a very strategic and compelling transaction. John and I have personally worked with our ECI colleagues over these past weeks and months to arrange for a transaction and to come together. And we’ve grown close, we’ve come to deeply respect our colleagues at ECI, and we are looking forward to being their partners and to go forward together as a combined company to drive long-term shareholder value.

Operator

This concludes today’s conference. You may disconnect your lines at this time. Thank you for your participation.